FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the year ended March 31, 2004 which were filed with the Tokyo Stock Exchange on May 12, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	May 12, 2004	By:	/s/ NORIAKI YAMAGUCHI

		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Year Ended March 31, 2004

(Prepared in Accordance with U.S. GAAP)

May 12, 2004

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 12, 2004
Adoption of U.S. GAAP:	Yes

1. Consolidated Results for the Year Ended March 31, 2004

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)
Year ended March 31, 2004 % change from previous year	273,412 7.8%	40,713 —	40,107 —	20,104 —
Year ended March 31, 2003 % change from previous year	253,657 12.4%	(21,870 —)	(22,096 —)	(28,519 —)

	Basic and diluted net income (loss) per share	Return on shareholders’ equity	Ratio of income (loss) before income taxes to total assets	Ratio of income (loss) before income taxes to net revenues
Year ended March 31, 2004	166.86	20.9%	14.0%	14.7%
Year ended March 31, 2003	(234.58)	(25.3)%	(7.3)%	(8.7)%

Notes:
1. Equity in net income (loss) of affiliated companies
Year ended March 31, 2004:	¥252 million
Year ended March 31, 2003:	¥(1,288) million
2. Weighted-average common shares outstanding
Year ended March 31, 2004:	120,483,869 shares
Year ended March 31, 2003:	121,572,154 shares
3. Change in accounting policies: None

4. Income (loss) before income taxes represents “Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies” as stated in the accompanying consolidated statements of operations.

5. Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Shareholders’ equity per share
March 31, 2004	294,497	102,129	34.7%	847.66
March 31, 2003	278,250	90,406	32.5%	750.35

Note:
Number of shares outstanding
March 31, 2004:	120,483,252 shares
March 31, 2003:	120,484,375 shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2004	34,326	(7,001)	(14,141)	86,885
Year ended March 31, 2003	27,711	(12,242)	(16,443)	74,680

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	28
Number of affiliated companies accounted for by the equity method:	3

(5) Changes in Reporting Entities
Number of consolidated subsidiaries added:	3
Number of consolidated subsidiaries removed:	3

2. Earnings Forecast for the Year Ending March 31, 2005

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2005	275,000	28,000	27,000	15,000

Note:

Expected net income per share for the year ending March 31, 2005 is ¥124.50.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 13 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates. Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Computer & Video Games		The Company (*1, 9, 15)
Konami Marketing Japan, Inc. (*4)
Konami Computer Entertainment Studios, Inc. (*3)
	Domestic	Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Online, Inc. (*11), HUDSON SOFT CO., LTD. (*16)
Genki Co., Ltd. (*16), TAKARA CO., LTD. (*12, 16)

Konami Digital Entertainment, Inc. (*2, 13)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Toy & Hobby		The Company (*1, 9, 15)
	Domestic	Konami Marketing Japan, Inc. (*4)
Konami Media Entertainment, Inc. (*10)
Konami Traumer, Inc. (*1), Konami Online, Inc. (*11)

Konami Marketing, Inc. (*2, 13)
	Overseas	Konami Corporation of Europe B.V. (*6)
Konami Marketing (Asia) Ltd.

Amusement		The Company (*1, 9, 15)
	Domestic	Konami Marketing Japan, Inc. (*4)
KPE, Inc., Konami Online, Inc. (*11), One other company

Konami Marketing, Inc. (*2, 13)
	Overseas	Konami Corporation of Europe B.V. (*6)
Konami Marketing (Asia) Ltd.

Gaming	Domestic	The Company (*1, 9, 15)

	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Health & Fitness(*14)		Konami Sports Corporation (*5, 7)
	Domestic	Konami Sports Life Corporation
Konami Online, Inc. (*11), One other company

Other		Konami Marketing Japan, Inc. (*4), Konami School, Inc. (*9)
	Domestic	Konami Computer Entertainment School, Inc. (*8)
Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V. (*6), One other company (*6)

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended March 31, 2004 are as follows:
(*1)	The Company acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries on April 17, 2003 Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date.
(*2)	On April 18, 2003, the Company transferred its arcade game sales operations in the U.S. from Konami of America, Inc. to the newly established Konami Marketing, Inc.
(*3)	Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003 and changed its corporate name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
(*4)	On May 1, 2003, Konami Service, Inc. merged with Konami Marketing Japan, Inc. in order to improve customer satisfaction by integrating their sales, marketing and customer service businesses.
(*5)	On May 1, 2003, Konami Athletics Inc. merged with Konami Sports Corporation in order to improve the efficiency of their operations and enhance customer convenience.
(*6)	On June 1, 2003, Konami Marketing Europe Ltd. transferred its amusement business to Konami Corporation of Europe B.V.
(*7)	On July 31, 2003, in order to enhance its business in Kinki area (western part of Japan), Konami Sports Corporation acquired fitness club business from Hankyu Dentetsu Corporation and its subsidiary, OXY Corporation.
(*8)	On July 31, 2003, Konami School, Inc. changed its name to Konami Computer Entertainment School, Inc.
(*9)	On August 1, 2003, the Company established Konami School, Inc. in order to find talent for our all business segments.
(*10)	On September 30, 2003, Konami Music Entertainment, Inc. changed its name to Konami Media Entertainment, Inc.
(*11)	On September 30, 2003, Konami Mobile & Online, Inc. changed its name to Konami Online, Inc.
(*12)	TAKARA CO., LTD. which had been included in Other segment until the period ended March 31, 2003 has been included in Computer & Video Games segment from the six months period ended September 30, 2003.
(*13)	On October 1, 2003, Konami of America, Inc. changed its name to Konami Digital Entertainment, Inc. and transferred its Toy & Hobby division to Konami Marketing, Inc.
(*14)	On March 29, 2004, Exercise Entertainment segment changed its name to Health & Fitness segment.
(*15)	On March 29, 2004, Gaming division of the Company changed its name to Gaming Machine R & D Center.
(*16)	These are equity method affiliates.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Konami Online, Inc.
Merchandise and products
Konami Marketing Japan, Inc.
Merchandise and products
Merchandise, products and logistics
Konami Corporation
Computer & Video Games
(Production, manufacture and sales)
Konami Computer Entertainment Studios, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Online, Inc.
HUDSON SOFT CO., LTD.
Genki Co., Ltd.
TAKARA CO., LTD.
Merchandise, products and contents
Computer & Video Games Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami Digital Entertainment, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
Toy & Hobby
(Production)
Konami Media Entertainment, Inc.
Contents
(Production, manufacture and sales)
Konami Traumer, Inc.
Merchandise and products
Toy & Hobby Division
Merchandise and products
(Sales)
Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Amusement
(Production, manufacture and sales)
KPE, Inc., one other company
Manufacture
Amusement Division
Merchandise and products
(Production, manufacture and sales)
Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Gaming
Gaming Machine R & D Center
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
Health & Fitness
(Production and manufacture)
Konami Sports Life Corporation
Manufacture
Products
(Operation of health and fitness clubs)
Konami Sports Corporation
one other company
Other
Konami Real Estate, Inc.
Konami School, Inc.
Konami Computer Entertainment School, Inc.
one other company
Konami Corporation of America
Konami Corporation of Europe B.V.
one other company

2. Management Policy

1. Management Policy

Our management policy places priority on our shareholders, sound relationships with all stakeholders, including shareholders, and a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources by taking into account the three keywords of our management policy: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

In order to maximize our shareholders’ values we strive to continuously increase and improve our market capitalization and provide stable dividends as a means to return profits to shareholders. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to increase our corporate value and source for paying dividends.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to the society by supporting a wide range of activities that promote education, sports and culture.

Pursuant to this basic management policy, we aim to create “High Quality Life” full of “dream” “surprise” and “fascination” in everyday life of people all over the world by offering entertainment and health products and services with universal appeal.

2. Profit Appropriation Policy

We consider stable cash dividends and an increase in corporate value as an important means for returning our profits to shareholders. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to strengthen our growth potential and competitiveness.

3. Policy of Changing Stock Unit

We have recognized an importance of expanding the range of our investors and promoting long-term and stable possession of our stock by our investors for our capital management policy from our early days. On July 1, 1992, we reduced the number of shares constituting one investment unit from 1,000 to 100. We also exercised 1.5 for 1 and 2 for 1 stock splits on May 20, 1999 and May 19, 2000, respectively. We continue to work on maximizing shareholders’ benefit, expanding the range of our individual investors and facilitating the liquidity of our shares.

4. Targeted Management Indexes

We use various management indexes for the purpose of optimum utilization of management resources. We will make effort to improve capital efficiency by analyzing them comprehensively, make high profit and enhance corporate value through effective utilization of our assets.

5.      Medium to Long-term Strategies and Objectives

Establishment of Strong Business Portfolio

We believe that competition among entertainment companies will be intensified, thus an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such strategy are inevitable for the continuous growth of a company. Starting from the Amusement business, we have been expanding our businesses to include such “hit-businesses” as Computer & Video Games business, Toy & Hobby business and Gaming business in entertainment industries for many years. In recent years, we have been making an effort to enhance the Health & Fitness business as a new business. Since the Health & Fitness business is getting on the track, we are establishing a solid business portfolio with good profit balance by adding a “stable profit business” to traditional “hit businesses”.

Strengthening Our Corporate Structure by Enhancing Our Brand Value, Production,

Marketing and Financial Resources

To enhance our brand value, from April 2003 we have developed a new logo as the symbol for our new branding initiative that we are promoting under the tagline “Bikkuri (Be Creative)”, which indicates our core competence of “creativity”. Our goal is to promote high quality life full of surprise and fascination.

Strengthening our corporate structure is essential in setting the groundwork for our future growth. We continue to strengthen our corporate structure in a variety of ways, such as enhancing our production, marketing and financial resources, building a stronger group management system and establishing a fair and timely disclosure system.

We have already reserved a part of resources at hand from our favorable operating cash flows as redemption funds for ¥15,000 millions of unsecured bonds due in September 2005.

Our stock has been selected as one of 225 stock brands representing the First Section market of the Tokyo Stock Exchange for the purpose of calculating Nikkei Average Stock Price since October 1, 2003.

We continue to further reinforce our corporate structure in order to become a truly global and leading entertainment company which represents Japan.

6. Corporate Governance Development

It is necessary for us to develop a strong corporate governance in order to maintain and develop our basic management policy of placing priority on our shareholders, sound relationship with all stakeholders including shareholders, and a wide range of social contributions as a good corporate citizen.

The first and most important agenda in our corporate governance development program is the reform of the board of directors. We employed an outside corporate officer in May 1992 and introduced an executive officer system in June 1999. In June 2001, we reduced the size of our board of directors and had nine directors, four of which were from outside. We now have eight directors, four of which are from outside. We endeavored to accelerate the managerial decision-making process, separate oversight and executive functions, strengthen the managerial monitoring system, revitalize the board of directors, and pursue management transparency.

We are working to implement and activate committees in response to the changing environment in which we operate. We established Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly to internal and external risks. We established Compliance Committee in September 2001 to reinforce our entire system for monitoring and encouraging compliance with applicable laws, rules and regulations. We established Disclosure Committee in April 2003 in the wake of listing our stock on the New York Stock Exchange. The Disclosure Committee is working on the establishment of inner management system and development of group company reporting procedures that facilitates timely and accurate disclosure.

We also established Konami Group Code of Business Conduct and Ethics and Konami Group Officers and Employees Conduct Guideline in order to integrate direction and improve its standard at all group levels.

3. Business Performance and Cash Flows

1. Business Performance

Overview

In the consolidated fiscal year ended March 31, 2004, Japan’s economy seemed to have started a steady recovery supported by capital investments and exports along with world economy’s recovery. Corporate profit has improved and personal consumption showed a sign of recovery.

There were a number of movements in the entertainment industry in which we operated, such as entering into the promising market of China by numerous companies, and growth and diffusion of the mobile and online game markets by expansion of broadband in the home video game soft market. As the importance of creation of intellectual property gradually gained recognition, there have been trends to promote protection and training of intellectual property supported by the government, and to establish programs related to games in universities, and the entertainment industry has further expanded. On the other hand in the software market it has been more selective and the size of the market has been more likely to depend on the titles.

In the health industry, demand increased in wide range of age groups, especially in the middle-aged and senior groups, in light of increasing health conscious trend.

Under these circumstances, we performed well in most business segments in the consolidated year ended March 31, 2004, especially in the Computer & Video Games and Toy & Hobby segments, where the Yu-Gi-Oh! products, a home video game software title and the related card game experienced growth in sales and popularity in the U.S. and Europe.

In the Computer & Video Games segment, animation contents represented by the Yu-Gi-Oh! series and sports titles such as the WINNING ELEVEN series generated 20 million units of total annual shipment for three consecutive years due to their variety of products line-up.

The Toy & Hobby segment substantially improved its performance due to favorable sales of the Yu-Gi-Oh! trading card game in the U.S. and Europe and development of large toy series for boys called GRANSAZERS.

In the Amusement segment, e-Amusement products generated solid achievement. The Gaming segment recorded favorable sales by its enhanced products line-up.

The Health & Fitness segment provided a wide range of services such as HAWAII PROJECT which offered sports event environment in Hawaii and improved the level of customer’s satisfaction while expanding the facilities network.

We established a new operation center for the Computer & Video Games segment in Los Angeles and started activities which were geared toward the market needs in order to expand our market share in the overseas game market in October 2003.

As a result, consolidated net revenue amounted to ¥273,412 million (107.8 % of the year ended March 31, 2003), which was the highest sales ever, consolidated operating income was ¥40,713 million, (¥21,870 million of consolidated operating loss for the year ended March 31, 2003), consolidated income before income tax and minority interest was ¥40,107 million (¥22,096 million of consolidated loss before income tax and minority interest for the year ended March 31, 2003), and consolidated net income was ¥20,104 million (¥28,519 million of consolidated net loss for the year ended March 31, 2003) for the year ended March 31, 2004.

Dividend payout for the consolidated fiscal year ended March 31, 2004 is expected to be ¥54 per share (¥27 as of September 30, 2003 and ¥27 as of March 31, 2004).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2003	Year ended March 31, 2004	% of previous year
Computer & Video Games	¥87,476	¥92,520	105.8
Toy & Hobby	45,948	57,468	125.1
Amusement	34,305	35,427	103.3
Gaming	8,215	10,947	133.3
Health & Fitness	78,525	78,899	100.5
Other, Corporate and Eliminations	(812)	(1,849)	—

Consolidated net revenues	¥253,657	¥273,412	107.8

Note: Health & Fitness segment was renamed from Exercise Entertainment segment as of March 29, 2004.

In the Computer & Video Games segment, we recorded favorable sales in the WINNING ELEVEN and the Yu-Gi-Oh! series.

As for the WINNING ELEVEN series in the domestic market, in continuous rising popularity of soccer, sales of soccer titles such as WORLD SOCCER WINNING ELEVEN 7 and WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation2 reached 1,890,000 copies in total. In Europe, Pro Evolution Soccer 3 for PlayStation2 reached 2,310,000 copies sales and the WINNING ELEVEN series recorded 4,500,000 sales worldwide including Asia and North America. As for the Yu-Gi-Oh! series, these continued to be in good demand in North America. Yu-Gi-Oh! The sacred cards, Yu-Gi-Oh! Worldwide Edition Stairway to the Destined Duel for Game Boy Advance and Yu-Gi-Oh! The Falsebound Kingdom for GameCube achieved 2,450,000 copies shipment in total. In Europe, the total shipment of Yu-Gi-Oh! Worldwide Edition Stairway to the Destined Duel, Yu-Gi-Oh! Dungeon Dice Monsters and Yu-Gi-Oh! The Sacred Cards for Game Boy Advance and Yu-Gi-Oh! Power of Chaos for PC and repeat shipments of previously released titles recorded 2,240,000 copies. The Yu-Gi-Oh! series achieved sales of 5,010,000 copies worldwide including Japan and Asia.

In baseball titles, JIKKYO POWAFULPUROYAKYU 10 for PlayStation2 and GameCube, JIKKYO POWAFULPUROYAKYU 10 Final Edition for PlayStation2 and GameCube and Pawapuro Pocket 6 for Game Boy Advance reached sales of 1,440,000 copies. TEENAGE MUTANT NINJA TURTLES reached 1,480,000 copies shipment for Game Boy Advance, PlayStation2, GameCube, X-box and PC in total for the year ended March 31, 2004 in North America due to strategic marketing in collaboration with related TV animation.

As a result, consolidated net revenue of the Computer & Video Games segment was ¥92,520 million for the year ended March 31, 2004 (105.8 % of the year ended March 31, 2003).

The Toy & Hobby segment maintained good sales of the Yu-Gi-Oh! trading card game in the U.S. for its second consecutive year. We also have promoted sales in the European market with steady sales expansion and have developed markets in Japan, the U.S. and Europe. In the domestic market, we called the year ended March 31, 2004 the Toy & Hobby’s origin year and entered into the new market of toddlers toys and educational toys and introduced SOUND CUBE-KUN and Sound Mobile which can be played with various sounds and voices. Concurrently in the bath toiletries market into which we entered, we introduced Disney Bath Toiletries with Disney’s characters. In the boy’s toy business, we have obtained an exclusive license to develop a major series for boy’s toy products of GRANSAZERS, a special effect hero in a TV show produced by Toho and broadcasted by 26 TV stations around the country, including six stations affiliated with TV Tokyo. We have received favorable responses for our lineup of toys and merchandize carrying heroes and robots appearing on the show.

As a result, the consolidated net revenue of the Toy & Hobby segment was ¥57,468 million for the year ended March 31, 2004 (125.1 % of the year ended March 31, 2003).

In the Amusement segment, e-AMUSEMENT products for amusement arcades, such as QUIZ MAGIC ACADEMY, a quiz game which allows intellectual competition with other players, and MAH-JONG FIGHT CLUB2, which allows direct competition with players at other game locations nation-wide via online connection, received favorable reviews. Music simulation game series, such as GUITARFREAKS, drummania and pop’n music, remained strong.

Token-operated products continued to be strong. Particularly Fantasic Fever, a new style of “penny-falls” game machine which decorates amusement facilities by medals flowing in the air and electric light shows like a parade, received favorable reviews. Further, MONSTERGATE ONLINE, the first e-AMUSEMENT product of a token-operated game machine, FORTUNE ORB Chapter 2, a new version of FORTUNE ORB, a large-sized “penny-falls” game machine, and GI-TURFWILD and GI-WINNING SIRE, large scale token operated horse racing games, contributed to the sales. The LCD unit business contributed to the sales by introducing differentiated and attractive products to customers.

As a result, consolidated net revenue of the Amusement segment was ¥35,427 million for the year ended March 31, 2004 (103.3% of the year ended March 31, 2003).

As for the Gaming segment, in the North America market we continued to mark solid sales of our main product, MARIACHI MADNESS and SOLSTICE GOLD especially in Nevada, California and Ontario in Canada. In the Mechanical Slot Machines market which has the largest share of the casino gaming machine market in North America, we introduced Advantage Series, our first Mechanical Slot Machines product in December 2003 and increased our sales. While Australian market leveled off, products such as THE MONSTER SHOW maintained favorable sales. As to the status of gaming licenses, we have now obtained licenses in the total of 18 states in the United States, three states in Canada and one commonwealth as a result of acquiring licenses in Quebec and British Columbia in Canada, and Idaho and North Dakota in the U.S. We have acquired gaming licenses in every state in Australia.

As a result, consolidated net revenue of the Gaming segment was ¥10,947 million for the year ended March 31, 2004 (133.3 % of the year ended 31, 2003).

With regard to the Health & Fitness segment, we opened seven facilities such as the Aoyama branch in Tokyo, Osaka branch in Osaka and Tsukushino branch in Fukuoka, relocated and reconstructed the Hitotsubashigakuen branch in Tokyo, and continued to expand the Konami Sports Club’s high quality facility networks through opening, acquiring and renovating facilities. In September 2003, in order to make the best use of our nation-wide franchise operation, we introduced a new membership system to offer services responding to customers’ diversified needs and to improve their convenience.

As to new products and services, we offered various services outside of facilities such as nature camps for children and HAWAII PROJECT. In June 2003, we introduced nature camp for children, an outdoor sports-related program for children, who are members of Konami Sports Club in collaboration with Hakuba-mura in Nagano and also launched HAWAII PROJECT, a new service offered for the first time in the fitness industry, sponsoring the Honolulu marathon held in December 2003 as a part of our activities in Hawaii.

Furthermore, in January 2004, we concluded an agreement of Japanese Olympic Committee “JOC” Official Partnership with JOC. We will support athletes by offering facilities to athletes nominated by JOC and the Japanese national team for the Athens Olympics. As to products in Health & Fitness segment, utilizing our knowledge in entertainment, we introduced the EZ series, fitness machines for commercial use, into each of our exercise facilities and promoted expansion of our products line up. As for home use, we introduced Diet Channel for PlayStation2, a game software which emulates contents concerning diet and also made efforts to increase sales of existing products such as Aerobics Revolution for PlayStation2, which allows players to enjoy aerobics activities at home.

As a result, the consolidated net revenue of the Health & Fitness segment was ¥78,899 million for the year ended March 31, 2004 (100.5 % of the year ended March 31, 2003).

Outlook for Fiscal Year Ending March 31, 2005

In the Computer & Video Games segment, for domestic market, we will provide new titles of popular line-up such as Metal Gear Solid 3: The SnakeEater and Suikoden IV as well as sports titles such as WORLD SOCCER WINNING ELEVEN 8 and JIKKYO POWAFULPUROYAKYU 11. As for overseas market in the U.S. and Europe, we will continuously provide the Yu-Gi-Oh! series and release new titles of smash hit original titles such as Metal Gear Solid 3: The SnakeEater and SILENT HILL 4 -The Room-. We will also strengthen previously released titles such as TEENAGE MUTANT NINJA TURTLES 2 for the U.S market and Pro Evolution Soccer 4 for the European market. We will try to obtain licenses of prevailing contents and reinforce products line-up in the future with a new center in Los Angeles established in October 2003 to control overseas operations.

The Toy & Hobby segment will continue to expand products line-up mainly for toys for boys. First of all, we developed Get Ride! AMDRIVER, innovative robot hero animation, which has been broadcasted on Japanese TV from April 2004 and will sell toys such as action figures and robots appeared on TV. We will also release game software, music CD and DVD by utilizing synergy effects, generated from each segment in Konami group. Along with the TV program, we are planning to tie up with monthly cartoon magazine, CoroCoro Comic to foster the popularity of the content in the new market such as toys for toddlers and intellectual education and bath toiletries, and will strengthen these products line-up. Regarding the Yu-Gi-Oh! card game series of which, sales remain at high level as a standard product, we will continue to provide its new titles in Japan, North America and Europe. We will focus on developing new markets and participating in international toy events.

In the Amusement segment, as for video games, we will provide new titles such as BATTLE CLIMAXX!, a combination of card battle and video game, and MAH-JONG FIGHT CLUB3, the latest product of MAH-JONG FIGHT CLUB. As for token operated games, we will also provide new products such as GIGADRAKE, a battle game with monsters collected by the players and Wing Fantasia, a large-sized “penny-falls” game machine with full-scale rolling dice game.

As for the Gaming segment, we will expand products range of video slot machines and mechanical slot machines. We will develop new markets, as well as obtaining more gaming licenses in the U.S.

With regard to the Health & Fitness segment, in the sports club business, we aim to promote the expansion of high quality facilities and the renewal of decrepit existing facilities, and to satisfy customers’ various needs by offering safe, clean and comfortable facilities from their point of view and personal services and by improving contents and qualities with a wide range of services responding to a variety of customers’ needs. We also assented to the philosophy of JOC that encourages all people to participate in playing sports and build strong spirits and bodies, and we are promoting activities as its official partner. In the health & fitness products business, under the concept of “offering enjoyable exercises and relaxation” we will create new services for health by introducing next generation fitness machines such as EZ series into Konami sports club actively and by expanding the range of home health related products, and build a network connecting sports clubs with home and offering information of health care close to individuals.

As a whole, we will make efforts to offer products and services with high quality meeting the needs of customers with “Pursuit of High Profits” in mind.

Regarding our forecast for consolidated results for the year ending March 31, 2005, the consolidated net revenues are expected to be ¥275,000 million, consolidated operating income to be ¥28,000 million, consolidated net income before income taxes and minority interest to be ¥27,000 million and consolidated net income to be ¥15,000 million.

As for the six months ended September 30, 2004, we do not disclose our forecast since business we operate is hit-business and net revenue fluctuates throughout the year with continuous introduction of new products.

As to disclosure of quarterly results, we intend to enhance the quality of disclosure.

2. Cash Flows

Cash flow summary for the year ended March 31, 2004:

	Millions of Yen
	Year ended March 31, 2003	Year ended March 31, 2004	Year-on year change
Net cash provided by operating activities	¥27,711	¥34,326	¥6,615
Net cash used in investing activities	(12,242)	(7,001)	5,241
Net cash used in financing activities	(16,443)	(14,141)	2,302
Effect of exchange rate changes on cash and cash equivalents	466	(979)	(1,445)
Net increase (decrease) in cash and cash equivalents	(508)	12,205	12,713
Cash and cash equivalents, end of the period	74,680	86,885	12,205

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥34,326 million for the year ended March 31, 2004, compared to ¥27,711 million for the year ended March 31, 2003. This resulted primarily from a net income of ¥20,104 million due to overall favorable results including sustained strong sales of the home video game software title and card game of the Yu-Gi-Oh! which remained popular in the U.S. and Europe.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥7,001 million for the year ended March 31, 2004, compared to ¥12,242 million for the year ended March 31, 2003. This is due primarily to capital expenditures of ¥8,788 million, offset by the proceeds from sales of investment in marketable securities of ¥1,596 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥14,141 million for the year ended March 31, 2004, compared to ¥16,443 million for the year ended March 31, 2003. This was primarily due to payments of dividends of ¥8,970 million and treasury stock acquisitions by a subsidiary of ¥2,456 million.

The trends of cash flow index are as follows,

	Year ended March 31, 2003	Year ended March 31, 2004
Equity-assets ratio (%)	32.5	34.7
Equity-assets ratio at fair value (%)	75.1	124.4
Years of debt redemption (years)	2.7	2.1
Interest coverage ratio	29.5	39.7

Equity-assets ratio: Shareholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Years of debt redemption: Interest-bearing debt / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Cash flows from operating activities are from the consolidated cash flow statement.

3. Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934) about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2003		March 31, 2004		March 31, 2004
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥74,680		¥86,885		$822,074
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥976 million and ¥709 million ($6,708 thousand) at March 31, 2003 and March 31, 2004, respectively	29,107		25,438		240,685
Inventories	13,359		17,821		168,616
Deferred income taxes, net	12,820		13,895		131,469
Prepaid expenses and other current assets	6,739		8,727		82,572

Total current assets	136,705	49.1	152,766	51.9	1,445,416

PROPERTY AND EQUIPMENT, net	46,284	16.6	46,700	15.8	441,858

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	189		124		1,173
Investments in affiliates	12,422		12,514		118,403
Identifiable intangible assets	46,503		45,984		435,084
Goodwill	125		464		4,390
Lease deposits	24,489		23,967		226,767
Other assets	11,533		11,978		113,332

Total investments and other assets	95,261	34.3	95,031	32.3	899,149

TOTAL ASSETS	¥278,250	100.0	¥294,497	100.0	$2,786,423

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2003		March 31, 2004		March 31, 2004
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,308		¥2,585		$24,458
Current portion of long-term debt and capital lease obligations	1,815		2,900		27,439
Trade notes and accounts payable	18,684		15,998		151,367
Accrued income taxes	13,788		23,318		220,626
Accrued expenses	18,968		18,651		176,469
Deferred revenue	5,535		6,036		57,111
Other current liabilities	4,676		3,311		31,328

Total current liabilities	71,774	25.8	72,799	24.7	688,798
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,514		68,195		645,236
Accrued pension and severance costs	2,345		2,350		22,235
Deferred income taxes, net	18,854		19,195		181,616
Other long-term liabilities	2,502		2,420		22,897

Total long-term liabilities	87,215	31.3	92,160	31.3	871,984

TOTAL LIABILITIES	158,989	57.1	164,959	56.0	1,560,782
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,855	10.4	27,409	9.3	259,333
COMMITMENTS AND CONTINGENCIES	—		—		—
SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2003 and March 31, 2004	47,399	17.0	47,399	16.1	448,472
Additional paid-in capital	46,736	16.8	46,736	15.9	442,199
Legal reserve	2,163	0.8	—	—	—
Retained earnings	18,981	6.8	33,779	11.4	319,605
Accumulated other comprehensive income (loss)	790	0.3	(119)	(0.0)	(1,126)

Total	116,069	41.7	127,795	43.4	1,209,150
Treasury stock, at cost- 8,253,191 shares and 8,254,314 shares at March 31, 2003 and March 31, 2004, respectively	(25,663)	(9.2)	(25,666)	(8.7)	(242,842)

Total shareholders’ equity	90,406	32.5	102,129	34.7	966,308

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	¥278,250	100.0	¥294,497	100.0	$2,786,423

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2003		2004		2004
		%		%
NET REVENUES:
Product sales revenue	¥178,766		¥196,136		$1,855,767
Service revenue	74,891		77,276		731,157

Total net revenues	253,657	100.0	273,412	100.0	2,586,924

COSTS AND EXPENSES:
Costs of products sold	112,364		115,229		1,090,255
Costs of services rendered	62,515		63,953		605,100
Impairment charge for goodwill and other intangible assets	47,599		—		—
Selling, general and administrative	53,049		53,517		506,358

Total costs and expenses	275,527	108.6	232,699	85.1	2,201,713

Operating income (loss)	(21,870)	(8.6)	40,713	14.9	385,211

OTHER INCOME (EXPENSES):
Interest income	373		488		4,617
Interest expense	(938)		(865)		(8,184)
Gain on sale of subsidiary shares	904		—		—
Other, net	(565)		(229)		(2,166)

Other income (expenses), net	(226)	(0.1)	(606)	(0.2)	(5,733)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(22,096)	(8.7)	40,107	14.7	379,478
INCOME TAXES:
Current	14,912		18,686		176,800
Deferred	(8,726)		(651)		(6,159)

Total	6,186	2.4	18,035	6.6	170,641
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(28,282)	(11.1)	22,072	8.1	208,837
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(1,051)	(0.4)	2,220	0.8	21,004
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(1,288)	(0.5)	252	0.1	2,384

NET INCOME (LOSS)	¥(28,519)	(11.2)	¥20,104	7.4	$190,217

PER SHARE DATA:	Yen		U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2003	2004	2004
Basic and diluted net income (loss) per share	¥(234.58)	¥166.86	$1.58

Weighted-average common shares outstanding	121,572,154	120,483,869

Note:	Net income (loss) per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. The Company had no dilutive securities outstanding at March 31, 2003 and 2004, and therefore there is no difference between basic and diluted EPS.

See accompanying notes to consolidated financial statements

6. Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163	¥53,149	¥546	¥(15,003)	¥134,990
Net loss				(28,519)			(28,519)
Cash dividends, ¥46.0 per share				(5,649)			(5,649)
Foreign currency translation adjustments					85		85
Net unrealized gains on available-for-sale securities					159		159
Repurchase of treasury stock						(10,660)	(10,660)
Reissuance of treasury stock							—
Transfer from retained earnings							—

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				20,104			20,104
Cash dividends, ¥62.0 per share				(7,469)			(7,469)
Foreign currency translation adjustments					(1,108)		(1,108)
Net unrealized gains on available-for-sale securities					270		270
Adjustment for minimum pension liability					(71)		(71)
Repurchase of treasury stock						(3)	(3)
Transfer from legal reserve			(2,163)	2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129

See accompanying notes to consolidated financial statements

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2003	$448,472	$442,199	$20,466	$179,591	$7,475	$(242,814)	$855,389
Net income				190,217			190,217
Cash dividends, $ 0.59 per share				(70,669)			(70,669)
Foreign currency translation adjustments					(10,483)		(10,483)
Net unrealized gains on available-for-sale securities					2,554		2,554
Adjustment for minimum pension liability					(672)		(672)
Repurchase of treasury stock						(28)	(28)
Transfer from legal reserve			(20,466)	20,466			—

Balance at March 31, 2004	$448,472	$442,199	$—	$319,605	$(1,126)	$(242,842)	$966,308

See accompanying notes to consolidated financial statements

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
Cash flows from operating activities:
Net income (loss)	¥(28,519)	¥20,104	$190,217
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	11,979	8,528	80,689
Impairment charge for goodwill and other intangible assets	47,599	—	—
Provision for doubtful receivables	429	(170)	(1,608)
Loss on sale or disposal of property and equipment, net	2,344	1,231	11,647
Gain on sale of marketable securities	(20)	(1,303)	(12,328)
Gain on sale of subsidiary shares	(904)	—	—
Equity in net loss (income) of affiliated companies	1,288	(252)	(2,384)
Minority interest	(1,051)	2,220	21,005
Deferred income taxes	(11,326)	(651)	(6,160)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	4,580	3,033	28,697
Decrease (increase) in inventories	2,556	(4,791)	(45,331)
Increase (decrease) in trade notes and accounts payable	(1,521)	(1,724)	(16,312)
Increase (decrease) in accrued income taxes	394	9,456	89,469
Increase (decrease) in accrued expenses	(2,271)	(293)	(2,772)
Increase in deferred revenue	1,669	501	4,740
Other, net	485	(1,563)	(14,789)

Net cash provided by operating activities	27,711	34,326	324,780
Cash flows from investing activities:
Purchases of investments in a subsidiary	(315)	—	—
Proceeds from sales of investments in subsidiaries	2,081	—	—
Capital expenditures	(15,357)	(8,788)	(83,149)
Proceeds from sales of property and equipment	2,234	281	2,659
Proceeds from sales of investments in marketable securities	241	1,596	15,101
Acquisition of new subsidiaries, net of cash acquired	(449)	(206)	(1,949)
Decrease in time deposits, net	516	63	596
Decrease (increase) in lease deposits, net	(306)	121	1,145
Other, net	(887)	(68)	(644)

Net cash used in investing activities	(12,242)	(7,001)	(66,241)
Cash flows from financing activities:
Net decrease in short-term borrowings	(2,448)	(5,789)	(54,773)
Proceeds from long-term debt	15,402	6,400	60,554
Repayments of long-term debt	(2,765)	(896)	(8,478)
Principal payments under capital lease obligations	(3,439)	(2,355)	(22,282)
Dividends paid	(6,324)	(8,970)	(84,871)
Purchases of treasury stock by parent company	(10,660)	(3)	(28)
Purchases of treasury stock by subsidiaries	(4,516)	(2,456)	(23,238)
Other, net	(1,693)	(72)	(681)

Net cash used in financing activities	(16,443)	(14,141)	(133,797)
Effect of exchange rate changes on cash and cash equivalents	466	(979)	(9,263)
Net increase (decrease) in cash and cash equivalents	(508)	12,205	115,479
Cash and cash equivalents, beginning of the period	75,188	74,680	706,595

Cash and cash equivalents, end of the period	¥74,680	¥86,885	$822,074

See accompanying notes to consolidated financial statements

8. Segment Information (Unaudited)

(1) . Operations in Different Industries

Year ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Million of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$852,540	$542,483	$326,871	$103,577	$746,286	$15,167	$2,586,924
Intersegment	22,850	1,259	8,326	—	227	(32,662)	—

Total	875,390	543,742	335,197	103,577	746,513	(17,495)	2,586,924
Operating expenses	723,209	358,493	223,578	97,029	720,286	79,118	2,201,713

Operating income (loss)	$152,181	$185,249	$111,619	$6,548	$26,227	$(96,613)	$385,211

Notes: 1.	Primary businesses of each segment are as follows:

Computer & Video Games: Production and sale of home-use video game software

Toy & Hobby: Production and sale of character related products

Amusement: Manufacture and sale of amusement arcade games and LCD units for pachinko machines

Gaming: Manufacture and sale of gaming machines for overseas market

Health & Fitness: Operation of health and fitness clubs, production and sale of health and fitness related goods.

2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131

“Disclosures about Segments of an Enterprise and Related Information.”

3. “Corporate” primarily consists of administrative expenses of the Company.

4. “Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

5. Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and

Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video

Games and Health & Fitness.

6. Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the year ended March 31, 2003 have been reclassified to conform to the presentation for the year ended March 31, 2004.

7. Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31, 2004.

8. An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2003.

(2). Operations in Geographic Areas

Year ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income (loss)	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,669,041	$507,806	$336,371	$73,706	$2,586,924	—	$2,586,924
Intersegment	650,554	14,344	2,885	2,460	670,243	$(670,243)	—

Total	2,319,595	522,150	339,256	76,166	3,257,167	(670,243)	2,586,924
Operating expenses	2,019,292	490,170	292,506	65,323	2,867,291	(665,578)	2,201,713

Operating income (loss)	$300,303	$31,980	$46,750	$10,843	$389,876	$(4,665)	$385,211

Note: 1.

For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries are based on revenues from external customers to individual countries in each area based on where products are sold and services are provided.

2.	An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of March 31, 2004 of ¥105.69 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.
2.	The consolidated financial statements presented herein were prepared in accordance with U.S. GAAP.
3.	Comprehensive income for the year ended March 31, 2003 and March 31, 2004 is as follows:

	Millions of yen		Thousands of U.S. Dollars
	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2004
Net income (loss)	¥(28,519)	¥20,104	$190,217
Other comprehensive income (loss):
Foreign currency translation adjustments	85	(1,108)	(10,483)
Net unrealized gains on available-for-sale securities	159	270	2,554
Adjustment for minimum pension liability	—	(71)	(672)

	244	(909)	(8,601)

Comprehensive income (loss)	¥(28,275)	¥19,195	$181,616

9. Non-consolidated Financial Results

for the Year Ended March 31, 2004

(Prepared in Accordance with Japanese GAAP)

May 12, 2004

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares Listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Exective Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone:+81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 12, 2004
Date of General Shareholders Meeting:	June 24, 2004
Adoption of interim divided system:	Yes
Adoption of unit trading system:	Yes (1 Unit: 100 Shares)

1. Financial Results for the Year Ended March 31, 2004

(1) Results of Operations

	(Figures truncated)
	Net revenues (millions of yen)	Year-on-year change (%)	Operating income (millions of yen)	Year-on-year change (%)	Ordinary income (millions of yen)	Year-on-year change (%)
Year ended March 31, 2004	¥146,654	12.6	¥13,303	14.9	¥16,910	29.4
Year ended March 31, 2003	130,186	5.6	11,577	4.5	13,068	10.8

	Net income (millions of yen)	Year-on-year change (%)	Net income per share (yen)	Diluted net income per share (yen)	Return on equity (%)	Return on total assets (%)	Ratio of ordinary income to net revenues (%)
Year ended March 31, 2004	¥10,381	—	¥83.71	—	9.7	9.1	11.5
Year ended March 31, 2003	(11,284)	—	(92.82)	—	(9.5)	6.6	10.1

Notes:

1.	Weighted-average common share outstanding:

Year ended March 31, 2004:        120,483,869 shares

Year ended March 31, 2003:        121,572,154 shares

2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the previous year.

(2) Dividends

	Cash dividends per share
	Annual (yen)	Interim (yen)	Year- end (yen)	Total dividend payout (millions of yen)	Pay-out ratio (%)	Dividend rate for shareholder’s equity (%)
Year ended March 31, 2004	¥54.00	¥27.00	¥27.00	¥6,506	64.5	6.0
Year ended March 31, 2003	54.00	19.00	35.00	6,506	—	6.2

(3) Financial Position

	Total assets (millions of yen)	Total shareholders’ equity (millions of yen)	Equity-assets ratio (%)	Total shareholders’ equity per share (yen)
March 31, 2004	¥183,031	¥108,016	59.0	¥894.08
March 31, 2003	186,668	105,107	56.3	872.38

Notes:

Number of shares outstanding
March 31, 2004	120,483,252 shares
March 31, 2003	120,484,375 shares
Number of treasury stock
March 31, 2004	8,254,314 shares
March 31, 2003	8,253,191 shares

2. Financial Forecast for the Year Ending March 31, 2005

	Net revenues (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Cash dividends per share
				Interim (yen)	Year- end (yen)	Annual (yen)
Six months ending September 30, 2004				27.00	—	—
Year ending March 31, 2005				—	27.00	54.00

Notes:

Non-consolidated financial forecast for the year ending March 31, 2005 is not disclosed.

10. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2003		March 31, 2004
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥31,976		¥40,216
Trade notes receivable	37		—
Trade accounts receivable (Note 2)	30,068		12,673
Finished products	2,008		4,287
Raw materials and supplies	1,000		1,076
Work in process	2,409		2,597
Advances (Note 2)	3,144		4,753
Prepaid expenses	1,590		1,051
Deferred tax assets	12,099		8,143
Short-term loans to subsidiaries	12,797		4,170
Other accounts receivable	5,599		1,799
Refundable income taxes	1,789		—
Other	692		733
Allowance for bad debts	(407)		(139)

Total current assets	104,806	56.1	81,362	44.5
FIXED ASSETS:
Tangible fixed assets (Note 1)
Buildings	4,378		—
Building improvement	—		358
Structures	88		2
Machinery	0		0
Transportation equipment	10		5
Tools and fixtures	1,023		1,721
Land	3,488		—

Total tangible fixed assets	8,991	4.8	2,087	1.1
Intangible fixed assets
In-house software	1,379		1,411
In-house software development in progress	—		1,670
Other	27		30

Total intangible fixed assets	1,407	0.8	3,112	1.7
Investments and other assets
Investment securities	675		348
Investments in subsidiaries and affiliates	65,544		88,369
Long-term loans to subsidiaries	—		3,098
Receivables from customers in bankruptcy proceedings	73		82
Long-term prepaid expenses	11		76
Deferred tax assets	2,801		1,854
Lease deposits	2,386		2,734
Other	44		11
Allowance for bad debts	(73)		(106)

Total investments and other assets	71,463	38.3	96,469	52.7

Total fixed assets	81,862	43.9	101,669	55.5

TOTAL ASSETS	¥186,668	100.0	¥183,031	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	March 31, 2003		March 31, 2004
		%		%
LIABILITIES AND SHARHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥6,091		¥6,235
Trade accounts payable (Note 2)	10,217		7,829
Short-term borrowings	11,852		—
Current portion of long-term debt	—		912
Other accounts payable	1,617		3,876
Accrued expenses	3,518		3,045
Income taxes payable	15		190
Short-term deposits received	—		84
Notes payable for capital expenditures	—		74
Other	354		57

Total Current liabilities	33,667	18.0	22,306	12.2
LONG-TERM LIABILITIES:
Straight bonds	45,000		45,000
Long-term debt	—		4,884
Liability for directors’ retirement benefits	1,353		1,354
Allowance for loss incurred by subsidiaries	1,430		1,430
Long-term deposits received	110		41

Total long-term liabilities	47,893	25.7	52,709	28.8

Total liabilities	81,560	43.7	75,015	41.0

SHAREHOLDERS’ EQUITY:
Common stock (Note 3)	47,398	25.4	47,398	25.9
Additional paid-in capital	47,106	25.2	47,106	25.7
Retained earnings	2,163		—
Legal reserve	36,265	19.4	39,176	21.4
Voluntary earned surplus
Reserve for advanced depreciation	207		206
General reserve	44,094		24,094
Unappropriated earned surplus	(10,200)		14,875
Treasury Stock (Note 5)	(25,662)	(13.7)	(25,665)	(14.0)

Total shareholders’ equity	105,107	56.3	108,016	59.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥186,668	100.0	¥183,031	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2003		Year ended March 31, 2004
		%		%
Net revenues (Note 1)	¥130,186	100.0	¥146,654	100.0
Cost of revenues (Note 1)	101,304	77.8	111,073	75.7
Finished goods, beginning of year	409		2,008
Purchases	31,666		39,735
Cost of goods manufactured	63,839		63,633
Less:
Transfer to other accounts (Note 2)	(5)		(42)
Finished goods, end of year	(2,008)		(4,287)
Royalty expenses (Note 3)	7,403		10,025

Gross profit	28,881	22.2	35,580	24.3
Selling, general and administrative expenses (Note 4, 5)	17,303	13.3	22,277	15.2

Operating income	11,577	8.9	13,303	9.1
Non-operating income	2,843	2.2	4,227	2.8
Interest income	30		86
Dividend income (Note 1)	2,329		3,805
Foreign exchange gains	—		23
Other	483		313
Non-operating expenses	1,352	1.0	620	0.4
Interest expenses	6		93
Bond interest expenses	400		400
Foreign exchange losses	25		—
Related expenses for NYSE listing	284		—
Other	635		125

Ordinary income	13,068	10.1	16,910	11.5
Extraordinary income	5,742	4.4	1,468	1.0
Gain on sale of marketable securities	—		1,300
Gain on reversal of allowance for doubtful accounts	—		168
Gain on sale of investments in subsidiaries	1,769		—
Gain on transfer of a business	3,972		—
Extraordinary losses	39,401	30.3	2,383	1.6
Loss on sale and disposal of fixed assets (Note6)	169		2,212
Valuation loss of investment securities	115		49
Valuation loss of investments in subsidiaries	106		—
Loss on sale of investments in subsidiaries	39,010		—
Loss on liquidation of investments in subsidiary	—		121

Income (loss) before income taxes	(20,590)	(15.8)	15,996	10.9
Income taxes	(9,306)	(7.1)	5,614	3.8
Current	15		711
Deferred	(9,321)		4,903

Net income (loss)	(11,284)	(8.7)	10,381	7.1
Unappropriated earned surplus carried forward	3,042		5,583
Transfer from legal reserve	—		2,163
Interim cash dividends	2,289		3,253
Increase in retained earnings from acquisition following a corporate split	331		—

Unappropriated earned surplus	¥(10,200)		¥14,875

See accompanying notes to non-consolidated financial statements

Statement of Cost of Goods Manufactured (Unaudited)

		(Millions of Yen)
		Year ended March 31, 2003		Year ended March 31, 2004
			%		%
1	Material cost	¥38,681	60.9	¥37,531	58.8
2	Contract processing cost	865	1.4	1,242	2.0
3	Labor cost	660	1.0	640	1.0
4	Overhead cost (Note 2)	1,033	1.6	1,469	2.3
5	Production cost (Note 3)	22,310	35.1	22,941	35.9

	Total manufacturing cost for the year	63,551	100.0	63,824	100.0
	Work in process, beginning of year	2,702		2,409
	Less:
	Work in process, end of year	(2,409)		(2,597)
	Transfer to other accounts	(5)		(3)

	Cost of goods manufactured	¥63,839		¥63,633

Notes:

1.	Process costing is applied to calculate cost of products other than production cost which is calculated by job-order costing.

2.	Major portion of overhead cost is follows:

	(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Depreciation expense	¥581	¥474
External service fee	210	246
Supplies expense	23	62

3.	Major portion of production cost consists of the following:

	(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Personnel expense	¥3,216	¥2,757
Depreciation expense	258	79
Contract production expense	16,787	16,943
Other	2,047	3,161

Total	¥22,310	¥22,941

(3) Proposed Appropriation Plan of Earned Surplus (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Unappropriated earned surplus at year-end	¥(10,200)	¥14,875
Reversal of general reserve
(Reversal of reserve for advanced depreciation)	5	206
(Reversal of general reserve)	20,000	—
Appropriations
Cash dividends	4,216	3,253
Directors’ bonuses	—	295
Voluntary earned surplus
(Reserve for advanced depreciation)	4	—
(General reserve)	—	5,000

Unappropriated earned surplus carried forward	¥5,583	¥6,534

Notes:

1.	Reversal of reserve for advanced depreciation was calculated with tax effect based on the special taxation measures law.
2.	Reserve for advanced depreciation was appropriated due to the amendments of local tax laws in Japan.

Basis of Presentation

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

5.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

6.	Provisions
(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters
(a)	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

(b)	Accounting for treasury stock and reversal of legal reserve

Effective from the fiscal year 2001, the Company adopted “Accounting Standard on Treasury Stock and Reversal of Legal Reserves” (Accounting Standard Board statement No. 1), which was issued by Accounting Standard Board of Japan. The effect of adoption on the Company’s net income was immaterial. Due to revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of interim Financial Statements,” the Company discloses shareholders’ equity in accordance with the revised regulation.

(c)	Information per Share

Effective April 1, 2002, the Company adopted a new accounting standard in accordance with the Financial Accounting Standard No. 2 “Accounting for Net Income per Share” and Financial Accounting Standards Implementation Guidance No. 4 “Implementation Guidance for Accounting Standard for Earnings per Share.”

The effect of adoption on the Company’s net income (loss) per share is stated in Information per Share.

Change in Presentation of Non-consolidated Financial Statements

“Building improvement” at March 31, 2004 is separately stated in the balance sheet although it had been included in “Buildings” in the previous year (¥265 million at March 31, 2003).

Notes to Non-consolidated Financial Statements

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	March 31, 2003	March 31, 2004
Accumulated depreciation of tangible fixed assets	¥7,143	¥3,017

2.	Assets and liabilities to subsidiaries and affiliated companies other than the separately stated accounts are as follows:

	(Millions of Yen)
	March 31, 2003	March 31, 2004
Trade accounts receivable	¥29,740	¥12,392
Advances	3,134	4,650
Trade accounts payable	2,728	2,661

3.	Number of shares at year-end is as follows:

	(Thousands of shares)
	March 31, 2003	March 31, 2004
Shares authorized	450,000	450,000
Shares issued and outstanding	128,737	128,737

4.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of Yen)
	March 31, 2003			March 31, 2004
Konami Software Shanghai, Inc.		—			¥57
				(US $	543 thousand	)
Konami Gaming, Inc.		¥1,607			—
	(US $	13,375 thousand	)

Total		¥1,607			¥57

5. The Company holds 8,253,191 and 8,254,314 shares of the treasury stock at the year ended at March 31, 2003 and 2004, respectively.

Notes to Non-consolidated Statements of Operations

1.	Non-consolidated statements of operations include inter-company transactions as follows:

(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Net sales	¥126,800	¥143,966
Purchases	40,580	41,436
Dividend income	2,329	3,804

2.	Transfer to other accounts represents the transfer of ¥5 million and ¥42 million to selling, general and administrative expenses for the year ended March 31, 2003 and 2004, respectively.

3.	Royalty expenses consist of the royalties paid in relation to manufacturing and sales activities by Computer & Video Games, Toy & Hobby and Amusement segments.

4.	Major portion of selling, general and administrative expenses consists of the following:

(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Advertising expenses	¥4,080	¥6,727
Salary expenses	2,911	3,002
Depreciation expense	864	608
Rental expenses	2,089	2,941
External service fee	2,597	3,086
Commissions	—	2,463
Bad debt expense	990	—
Addition to allowance for bad debts	272	—

Selling expenses portion	23.8%	30.4%
General and administrative expenses portion	76.2	69.6

5.	General and administrative expenses include research and development expenses of ¥347 million and ¥500 million for the year ended March 31, 2003 and 2004, respectively.

6.	Loss on sale and disposal of fixed assets consists of the following:

(Millions of Yen)
Year ended March 31, 2003
Disposal of buildings	¥62
Disposal of structures	9
Disposal of machinery	2
Sale and disposal of tools and fixtures	93

Total	¥169

(Millions of Yen)
Year ended March 31, 2004
Sale and disposal of buildings	¥871
Sale and disposal of structures	1
Sale and disposal of tools and fixtures	83
Sale of land	1,255

Total	¥2,212

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	(Millions of Yen)
	March 31, 2003			March 31, 2004
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Software	—	—	—	¥10	¥2	¥8
Transportation equipment	¥8	¥6	¥1	—	—	—
Tools and fixtures	1,590	999	591	701	253	448

Total	¥1,599	¥1,006	¥593	¥711	¥255	¥456

2.	Obligations under finance leases

	(Millions of Yen)
	March 31, 2003	March 31, 2004
Due within one year	¥370	¥175
Due after one year	251	303

Total	¥622	¥478

3.	Lease payments, depreciation expense and interest expense

	(Millions of Yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Lease payments	¥472	¥414
Depreciation expense	452	396
Interest expense	19	13

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	March 31, 2003			March 31, 2004
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥1,312	¥34,993	¥33,680	¥1,312	¥45,032	¥43,720
Investments in affiliated companies	12,194	18,251	6,057	12,194	21,225	9,031

Total	¥13,506	¥53,245	¥39,738	¥13,506	¥66,258	¥52,751

Income Taxes

1.	Major portion of deferred tax assets and deferred tax liabilities consists of the following:

	(Millions of Yen)
	March 31, 2003	March 31, 2004
Deferred tax assets:
Liability for director’s retirement benefits	¥550	¥551
Allowance for loss incurred by subsidiaries	582	582
Accrued expenses	1,452	1,644
Inventories	5,472	6,393
Net operating loss carryforwards	7,414	—
In-house software development	—	924
Other	499	636

Sub total	15,971	10,732
Less: Valuation allowance	(715)	(715)

Total deferred tax assets	¥15,255	¥10,016
Deferred tax liabilities:
Reserve for advanced depreciation	(141)	—
Prepaid pension expense	—	(18)
Other	(212)	—

Total deferred tax liabilities	¥(354)	¥(18)

Deferred tax assets—net	¥14,900	¥9,997

2.	A reconciliation between the normal effective statutory tax rate and the actual effective tax rate was omitted for the year ended March 31, 2003 and reflected in the accompanying non-consolidated statements of operations for the year ended March 31, 2004 as follows:

Year ended March 31, 2004
Normal effective statutory tax rate	42.0%
Permanently non-deductible expenses
Entertainment expenses	1.0
Donation	1.3
Permanently non-taxable income	(8.0)
Per capita portion of inhabitants taxes	0.1
Other—net	(1.3)

Actual effective tax rate	35.1%

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Information per Share

	March 31, 2003	March 31, 2004
Shareholders’ equity per share	¥872.38	¥894.08
Net income (loss) per share	(92.82)	83.71
Diluted net income per share	Diluted net income per share was not disclosed because the Company had net loss in fiscal 2002.	Diluted net income per share is not reported because the Company had no outstanding warrant bonds, or rights convertible into shares.

Effective April 1, 2002, the Company adopted a new accounting standard in accordance with the Financial Accounting Standard No. 2 “Accounting for Net Income per Share” and Financial Accounting Standards Implementation Guidance No. 4 “Implementation Guidance for Accounting Standard for Earnings per Share.”

There was no effect in connection with adoption of these accounting standards.

Calculation Base of Net Income (Loss) per Share

	(Millions of Yen)
	March 31, 2003	March 31, 2004
Net income (loss)	¥(11,284)	¥10,381
Bonuses to directors and corporate auditors by appropriations of retained earnings	—	295
Net income (loss) concerning common stock	(11,284)	10,086
Average number of shares during the period	121,572 thousand	120,483 thousand
Summary of latent common shares (Stock option)	17,879 thousand	17,879 thousand

11. Changes in Board of Directors (Effective June 24, 2004)

1. Changes in Directors

(1) New Director Candidate

AKIRA GENMA, Director (former Representative Director and President of Shiseido Co. Ltd.)

(2) Retiring Directors

SATOSHI AKAGI, Director

2. Changes in Corporate Auditors

No changes

Note: The new director candidate above will be an Outside Director as defined by Article 188-2-7-2 of the Commercial Code of

Japan.